EXHIBIT 21.1
The following is a list of all of Pioneer Drilling Company’s direct and indirect subsidiaries:
1.	Pioneer Drilling Services, Ltd. (formerly Pioneer Drilling Co., Ltd.), a Texas limited partnership —100% direct subsidiary.

2.	Pioneer Global Holdings, Inc., a Delaware corporation—100% direct subsidiary.

3.	Pioneer Services Holdings, L.L.C., a Delaware corporation—100% indirect subsidiary—100% owned by Pioneer Global Holdings, Inc.

4.	Pioneer Latina Group SDAD, Ltda., a Panama limited partnership—100% indirect subsidiary—owned by Pioneer Global Holdings, Inc. (99%) and Pioneer Services Holdings, L.L.C. (1%).

5.	Pioneer de Colombia SDAD, Ltda., a Panama limited partnership—100% indirect subsidiary—owned by Pioneer Latina Group SDAD, Ltda. (99%) and Pioneer Services Holdings, L.L.C. (1%).

6.	Pioneer de Colombia SDAD, Ltda., Surcusal Colombia, a Colombian branch—100% indirect subsidiary—100% owned by Pioneer de Colombia SDAD, Ltda.

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